UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FLUIDIGM CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34385P108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34385P108

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Biomedical Sciences Investment Fund Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,671,486
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,671,486
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,671,486
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.2%
12.	Type of Reporting Person (See Instructions) FI*

*	Biomedical Sciences Investment Fund Pte Ltd is a private company limited by shares organized in Singapore.

CUSIP No. 34385P108

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Singapore Bio-Innovations Pte Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 128,025
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 128,025
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,025
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) FI*

*	Singapore Bio-Innovations Pte Ltd is a private company limited by shares organized in Singapore.

Item 1.	(a)	Name of Issuer

Fluidigm Corporation

	(b)	Address of Issuer’s Principal Executive Offices

7000 Shoreline Court Suite 100 South San Francisco, CA 94080

Item 2.	(a)	Name of Person(s) Filing

Biomedical Sciences Investment Fund Pte Ltd Singapore Bio-Innovations Pte Ltd

	(b)	Address of Principal Business Office or, if none, Residence

250 North Bridge Road #20-02 Raffles City Tower Singapore 179101

	(c)	Citizenship

For Biomedical Sciences Investment Fund Pte Ltd – Singapore For Singapore Bio-Innovations Pte Ltd – Singapore

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number

34385P108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(2)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(2)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(2)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(2)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a), (b) and (c):

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power		Aggregate Number of Shares Beneficially Owned		Percentage of Class Beneficially Owned

Biomedical Sciences Investment Fund Pte Ltd	0	1,671,486	*	1,671,486	*	8.2	%*

Singapore Bio-Innovations Pte Ltfd	0	128,025	*	128,025	*	0.6	%*

*	EDB Investments Pte Ltd (“EDB Investments”) is the parent entity of Biomedical Sciences Investment Fund Pte Ltd and Singapore Bio-Innovations Pte Ltd. The Economic Development Board of Singapore (“EDB”) is the parent entity of EDB Investments. EDB is a Singapore government entity. EDB Investments, EDB and the Singapore government may be deemed to have shared voting and dispositive power over the shares owned beneficially and of record by Biomedical Sciences Investment Fund Pte Ltd and Singapore Bio-Innovations Pte Ltd.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

See Item 4.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

Biomedical Sciences Investment Fund Pte Ltd

By:	/s/ Chu Swee Yeok
Name: Chu Swee Yeok
Title: Director

Singapore Bio-Innovations Pte Ltd

By:	/s/ Eugene Khoo Kay Jin
Name: Eugene Khoo Kay Jin
Title: Director

Exhibit A	Schedule 13G Joint Filing Agreement

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Biomedical Sciences Investment Fund Pte Ltd

By:	/s/ Chu Swee Yeok
Name: Chu Swee Yeok
Title: Director

Singapore Bio-Innovations Pte Ltd

By:	/s/ Eugene Khoo Kay Jin
Name: Eugene Khoo Kay Jin
Title: Director